SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $213.23
Form or Registration No.:  005-84253
Filing Party:  CyberDefender Corporation
Date Filed:  June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 (and as subsequently amended on July 16, 2009, July 24, 2009 and July 28, 2009) by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants for the purchase of shares of the Company’s common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009, as amended on July 28, 2009.

Item 10.       Financial Statements

We are amending the paragraph titled “Certain Financial Information” included in Item 10 to state the following:

Certain Financial Information.  We incorporate by reference the financial statements, related notes and other financial information included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2008 which we filed with the Securities and Exchange Commission on March 31, 2009, and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, which we filed with the Securities and Exchange Commission on August 14, 2009.  This information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains the above-referenced reports, as well as proxy and information statements and other information that we file electronically with the Securities and Exchange Commission.

We have no earnings.  The book value per share of our Common Stock on June 30, 2009 was $(0.32).

We are amending the paragraph titled “Summary Financial Information” included in Item 10 as follows:

Summary Financial Information

The following summary financial information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009:

Statements of Operations

	For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)

Net Sales	$6,878,274	$1,217,908	$4,887,759	$2,220,154
Cost of Sales	1,433,028	267,225	767,115	179,789
Gross Profit	5,445,246	950,683	4,120,644	2,040,365
Operating Expenses	13,221,092	3,068,514	12,668,742	4,928,584
Loss from Operations	(7,775,846)	(2,117,831)	(8,548,098)	(2,888,219)
Other Income (Expense)	(1,856,372)	(1,392,237)	(2,702,874)	(2,977,104)
Loss before Income Tax Expense	(9,632,218)	(3,510,068)	(11,250,972)	(5,865,323)
Income Tax Expense	400	400	800	800
Net Loss	$(9,632,618)	$(3,510,468)	$(11,251,772)	$(5,866,123)
Basic and Fully Diluted Net Loss per Share	$(0.50)	$(0.24)	$(0.72)	$(0.47)

Balance Sheet

	As at	As at December 31,
	June 30,2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Current Assets
Cash and Cash Equivalents	$2,159,478	$779,071	$236,995
Restricted Cash	647,487	15,000	—
Accounts Receivable	151,397	204,635	19,053
Deferred Financing Costs, Net	72,945	324,200	596,917
Prepaid Expenses	536,756	674,478	21,885
Deferred Charges, Current	1,807,706	811,542	40,560
Total Current Assets	$5,375,769	$2,808,926	$915,410
Non Current Assets	$906,913	$361,062	$486,886

Current Liabilities
Account Payable	$3,314,268	$3,798,645	$647,976
Accrued Expenses	411,999	331,229	619,805
Accrued Expenses-Registration Rights Agreement	48,223	53,745	166,297
Deferred Revenue, Current	6,759,820	4,025,026	629,442
Notes Payable, Net of Discount	—	—	705,298
Convertible Notes Payable, Net of Discount	1,772,726	2,421,529	—
Capital Lease Obligation, Current	19,039	27,291	24,271
Total Current Liabilities	$12,326,075	$10,657,465	$2,793,089
Non Current Liabilites	$1,391,546	$544,703	$1,276,382
Total Liabilities	$13,717,621	$11,202,168	$4,069,471
Stockholders’ Deficit	$(7,434,939)	$(8,032,180)	$(2,667,175)
Total Liabilities and Stockholders’ Deficit	$6,282,682	$3,169,988	$1,402,296

For information regarding the accounting consequences of our offer, see Section 12.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2009		CyberDefender Corporation

	By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer